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EXHIBIT 99.2

                     NOTICE OF PROPOSED REGISTERED OFFERING

Geocom Resources Inc. ("Geocom") is currently proposing to register a total of 2,000,000 shares of common stock at a proposed offering price of $0.10 per share. There is no minimum number of shares that will be sold. All shares will be sold by one of Geocom's officers and directors, Talal Yassin, on a best efforts basis only. Prior to this offering, there has been no public market for the common stock. All proceeds received in the offering will be immediately used and there will be no refunds. The offering will be for a period of 90 days from the effective date. It is anticipated that the effective date of the offering will be [ ], of 2001.

GEOCOM RESOURCES INC.

/s/ Talal Yassin
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TALAL YASSIN, PRESIDENT

THIS NOTICE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES.


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